UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended September 30, 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Announcement of Unaudited Financial Results for the Quarter ended September 30, 2021

On October 26, 2021, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal second quarter of 2022 (i.e. quarter ended September 30, 2021). A copy of the earnings release dated October 26, 2021 is attached hereto as Exhibit 99.1.

Eighth Amendment to MakeMyTrip 2010 Share Incentive Plan

MakeMyTrip’s board of directors has approved an amendment (the “Eighth Amendment”) to MakeMyTrip’s 2010 Share Incentive Plan (the “Plan”) to extend the expiration date of the Plan from March 31, 2022 to March 31, 2032. A copy of the Eighth Amendment dated October 26, 2021 is attached hereto as Exhibit 99.2.

Organizational Structure Chart for the Year ended March 31, 2021

On July 13, 2021, MakeMyTrip filed its Form 20-F for the year ended March 31, 2021 (“Form 20-F”). Due to an inadvertent technical error, the image of the organizational structure chart does not appear on page 63 under Item 4C of the Form 20-F in the Securities and Exchange Commission's Edgar system. Accordingly, a copy of the organizational structure chart is attached hereto as Exhibit 99.3.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated October 26, 2021.

99.2	Eighth Amendment to MakeMyTrip 2010 Share Incentive Plan.

99.3	Organizational Structure Chart.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated October 26, 2021.

99.2	Eighth Amendment to MakeMyTrip 2010 Share Incentive Plan.

99.3	Organizational Structure Chart.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman